CONFIDENTIAL TREATMENT REQUESTED BY NOMURA HOLDINGS, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

May 3, 2021

Mr. Mark Brunhofer

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Nomura Holdings, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2020
Filed June 30, 2020
Form 6-K for the month of March 2021
Filed March 29, 2021
File No. 001-15270

Dear Mr. Brunhofer:

We refer to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated April 7, 2021 (the “Letter”), with respect to the annual report on Form 20-F of Nomura Holdings, Inc. (“Nomura”) for the year ended March 31, 2020 and Nomura’s current report on Form 6-K for the month of March 2021. Our responses to the Staff’s comments in the Letter are set forth below. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Form 6-K Filed March 29, 2021

Exhibit 1. News Release: Possible Loss Arising From Business Activities

1.	You disclose a possible loss of approximately $2 billion from transactions between one of your US subsidiaries and a US client. Please tell us:

•	The name of this US client and your US subsidiary with the possible loss.

Response:

The name of the US client is [***] (the “US Client”).

Our US subsidiary, which incurred the majority of the loss, is Nomura Global Financial Products, Inc. We would also advise that a smaller loss was also incurred in Nomura Securities International, Inc. (“NSI”), another US subsidiary.

•	When you first entered into a business relationship with this client and the nature and results of your risk assessment you performed at that time.

Response:

Our relationship with a predecessor of the US Client (the “Predecessor”) began in [***], when it opened an account with NSI. As a registered broker-dealer, NSI is required to comply with various rules and regulations related to “know your customer” (“KYC”) obligations and client onboarding which focus particularly on anti-money laundering (“AML”) risk, and maintain policies and procedures reasonably designed to ensure compliance with such requirements. At the time the Predecessor was onboarded, NSI performed KYC in accordance with the policies and procedures in place at the time and concluded that the Predecessor’s risk profile was acceptable, and the Predecessor was onboarded.

In the nearly [***] since the original KYC assessment, NSI’s compliance procedures have been updated, and as part of these updates, the AML risk profiles of onboarded clients are subject to periodic reviews on an ongoing basis, and NSI also monitors for adverse news or other developments relating to clients and their key managers and beneficial owners. These reviews of clients may be refreshed as a result of developments about them that come to light as part of monitoring activities. Reviews may be undertaken in other situations as well, such as when clients enter relationships (such as opening accounts) with additional subsidiaries, including any additional reviews or procedures that may be necessary under law or regulation applicable to the relevant subsidiary or subsidiaries. NSI’s equity compliance manual requires NSI to comply with FINRA KYC rules by exercising reasonable diligence to determine the essential facts related to the client. The compliance manual specifically requires sales personnel to evaluate whether a client understands the nature, structure, and risks of products that are customized, including structured products and derivatives. The compliance manual also requires NSI sales supervisors to be personally aware of these essential facts before approving new accounts. As with other clients, the US Client was subject to ongoing review and monitoring activities, and these updated procedures were applied to it as a result, with assessments being updated accordingly.

Credit risk assessments, as required for the prospective client’s trading activities, are completed after the KYC assessment. The US Client was subject to a credit risk assessment relating to our prime brokerage business (which is the business where the disclosed losses were incurred, as described in more detail in the following bullets). The initial assessment took into account [***], and such risk assessment was updated periodically. The amount of collateral required for the US Client’s trading activities was set in response to such assessments.

•	How your exposure with this client and your related risk management activities evolved over time.

Response:

Our transactions with the US Client were through our prime brokerage business and comprised (i) total return swaps (“TRS transactions”), which are transactions that allow the client to obtain synthetic long or short exposure to underlying individual equities or indices, as well as (ii) lending against a portfolio of equities in the US Client’s cash prime brokerage account (“cash prime brokerage transactions”).

To manage credit risk in relation to prime brokerage clients, we require that prime brokerage clients deposit collateral in respect of their positions with us pursuant to the margin ratios applied to them based on the results of an internal risk assessment of the specific client and the composition of the client’s positions and may require that they post additional collateral based on the effect of market movements on these ratios. The exposures to the US Client as of March 31, 2020, December 31, 2020 and March 26, 2021 (which was the last trading day before March 29 when we made the announcement) are shown in response to the second following bullet.

Margin requirements for the US Client were also set based on the results of internal risk assessments. [***]

We also manage risk relating to the potential required payments to be made by us through hedging activities as described in more detail in response to the fourth following bullet. As these activities are intended to manage the risk relating to our ability to make payments, they do not change in response to changes in exposure to clients’ counterparty credit risk.

•	The nature of the transactions with this client and explain what is causing the possible loss.

CONFIDENTIAL TREATMENT REQUESTED BY NOMURA HOLDINGS, INC.

Response:

As described in response to the immediately preceding bullet, our transactions with the US Client comprised TRS transactions and cash prime brokerage transactions.

We have incurred losses on the TRS transactions primarily through the US Client’s default on its TRS transactions and the recognition of unrealized and realized losses on the hedges to these transactions (through holding long or short positions in individual equities or indices and through derivative transactions) which are not expected to be recovered from the US Client through settlement of the TRS transactions. The US Client defaulted on cash margin calls when the fair value of the TRS transactions declined, resulting in the ongoing close out of the derivatives and liquidation of the hedge positions.

We incurred losses on cash prime brokerage transactions when the fair value of the US Client’s equity assets declined and the US Client defaulted on margin calls against cash amounts advanced to the US Client. The US Client’s assets securing the advances have been substantially liquidated but proceeds are not expected to be sufficient to cover repayment of the advances to the US Client. An allowance for current expected credit losses was recognized against the cash prime brokerage receivable representing such advances not covered by the liquidation of the collateral.

•	The exposure from this client at the time of this possible loss and at both December 31, 2020 and March 31, 2020.

Exposure for the TRS transactions is calculated as the net positive fair value of the derivatives less the amount of collateral received, all of which was in the form of cash. The exposure amount is determined before the impact of hedges of the TRS transactions. Negative amounts for the TRS transactions reported in the table below indicate a negative exposure, primarily due to negative fair value of the derivatives as of the reporting date or over-collateralization.

Exposure for the cash prime brokerage transactions is calculated as the balance sheet carrying value of the prime brokerage receivable from the client less the fair value of underlying client assets held as collateral. Negative amounts for cash prime brokerage transactions reported in the table below indicate that the fair value of collateral exceeds the carrying value of the prime brokerage receivable.

The following table summarizes, on a consolidated basis, the exposure to the US Client as of December 31, 2020, March 31, 2020 and as of the date of the possible loss on March 26, 2021 by type of transaction discussed above. We note that our exposure to the US Client as of March 26, 2021 is after (and thus is lower than prior to) certain unwinding activities executed through that date.

	March 31, 2020 USDm		December 31, 2020 USDm		March 26, 2021 USDm

TRS transactions	[	***]	[	***]	[	***]

Cash prime brokerage transactions	[	***]	[	***]	[	***]

Total	[	***]	[	***]	[	***]

•

Where and how the related financial instruments underlying this exposure are reflected on your balance sheet and in the financial statement footnotes in your December 31, 2020 Quarterly Securities Report furnished in your February 25, 2021 Form 6-K and in your March 31, 2020 Form 20-F.

CONFIDENTIAL TREATMENT REQUESTED BY NOMURA HOLDINGS, INC.

Response:

TRS transactions

The TRS transactions are accounted for as derivatives and presented on the face of Nomura’s consolidated balance sheet within Trading assets or Trading liabilities depending on whether the fair value of the derivatives was positive or negative, respectively, at the relevant reporting date. Similar to all other financial instruments accounted for as derivatives, the TRS transactions are measured at fair value with changes in fair value recognized through earnings within Revenue – Net gain (loss) on trading. Cash collateral amounts received are reported as cash and as a liability within Payables to other than customers.

The following table shows the relevant carrying amounts of the TRS transactions as reported in the above balance sheet line items as of March 31, 2020 and December 31, 2020:

	March 31, 2020 USDm		December 31, 2020 USDm

Gross derivative assets	[	***]	[	***]

Gross derivative liabilities	[	***]	[	***]

Total net amounts reported on the face of the consolidated balance sheets within Trading liabilities	[	***]	[	***]

Payables to other than customers	[	***]	[	***]

The transactions are also included in relevant footnote disclosures regarding (i) fair value (namely Note 2 to the consolidated financial statements included in our Form 20-F for the fiscal year ended March 31, 2020 (the “March 31, 2020 Financial Statements”) and Note 2 to the consolidated financial statements included in the quarterly securities report for the three months ended our December 31, 2020 furnished on Form 6-K (the “December 31, 2020 Financial Statements”)) and (ii) derivatives (namely Note 3 to the March 31, 2020 Financial Statements and Note 3 to the December 31, 2020 Financial Statements).

Cash prime brokerage transactions

The cash prime brokerage receivable is measured at amortized cost and presented on the face of Nomura’s consolidated balance sheet within Receivables from customers at each of the above reporting dates. No allowance for incurred credit losses was recognized against the receivable as of March 31, 2020 in accordance with ASC 320 nor was any allowance for current expected credit losses recognized as of December 31, 2020 in accordance with ASC 326. The accounting for the collateral received is described in response to the immediately following bullet.

The following table shows the relevant carrying amounts of the cash prime brokerage receivable as reported in the above balance sheet line item as of March 31, 2020 and December 31, 2020:

	March 31, 2020 USDm		December 31, 2020 USDm

Receivables from customers	[	***]	[	***]

The transactions are also included in relevant footnote disclosures regarding financing receivables (namely Note 7 to the March 31, 2020 Financial Statements and Note 7 to the December 31, 2020 Financial Statements).

•	Whether and, if so, how you hedged this exposure, including how it is reflected on your balance sheet and in the financial statement footnotes in the reports identified in the preceding bullet.

CONFIDENTIAL TREATMENT REQUESTED BY NOMURA HOLDINGS, INC.

Response:

TRS transactions

All of the TRS transactions were hedged from a market risk perspective by holding long or short positions in individual equities or indices and through derivative transactions, depending on the positions that the US Client was taking through the TRS transactions.

For long equity positions taken by the US Client, we held cash equity long positions in the underlying equities and derivative transactions which are measured at fair value on a recurring basis and reported within Trading assets on the face of Nomura’s consolidated balance sheet. For short equity positions taken by the US Client, we held cash equity short positions and derivative transactions, which are measured at fair value on a recurring basis and reported within Trading liabilities on the face of Nomura’s consolidated balance sheet.

The following table shows the relevant carrying amounts of the long and short positions entered into as hedges of the TRS transactions with the US Client as reported in the above balance sheet line items as of March 31, 2020 and December 31, 2020:

	March 31, 2020 USDm		December 31, 2020 USDm

Trading assets (*1)	[	***]	[	***]

Trading liabilities (*1)	[	***]	[	***]

(*1)

These balances include fair value of cash positions and derivative transactions. Since fair value of cash positions include principal amounts, these balances are greater than the exposures arising from TRS transactions shown in the table in the second preceding bullet.

These trading assets and trading liabilities are also included in amounts reported in our fair value footnote (namely Note 2 to the March 31, 2020 Financial Statements and Note 2 to the December 31, 2020 Financial Statements).

Cash prime brokerage transactions

The exposure from cash prime brokerage transactions was not separately hedged as of March 31, 2020 and December 31, 2020 as these transactions were over-collateralized using the US client’s assets as of each of such dates. (Where positions later ceased to be over-collateralized, we entered into derivative transactions to hedge the exposure.) Such client assets are not recognized on the face of Nomura’s consolidated balance sheet. The following table shows the relevant fair value amounts of the US Client’s assets held as collateral against the cash prime brokerage receivable as of March 31, 2020 and December 31, 2020:

	March 31, 2020 USDm		December 31, 2020 USDm

Fair value of client assets	[	***]	[	***]

The collateral received is included in amounts received in our footnote regarding collateralized transactions (namely Note 5 to the March 31, 2020 Financial Statements and Note 5 to the December 31, 2020 Financial Statements).

•	How you considered the apparent concentration risk with this client in the disclosures in the reports identified in the second preceding bullet.

Response:

We did not feel disclosure of a specific concentration risk with the US Client was required in the reports identified in the second preceding bullet [***], which we believed did not present a significant credit risk exposure[***].

CONFIDENTIAL TREATMENT REQUESTED BY NOMURA HOLDINGS, INC.

*    *    *    *    *

If you have any questions about this response letter, please contact the undersigned by mail.

Very truly yours,

/s/ Takumi Kitamura
Takumi Kitamura
Chief Financial Officer

cc:	Michelle Miller
(Division of Corporation Finance,
U.S. Securities and Exchange Commission)

Keiji Hatano
(Sullivan & Cromwell LLP)

CONFIDENTIAL TREATMENT REQUESTED BY NOMURA HOLDINGS, INC.